August 1, 2018

Via Email, EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ada D. Sarmento
Erin Jaskot

Re:	Global Indemnity Limited
Registration Statement on Form S-3
Filed June 20, 2018
File No. 333-225758

Ladies and Gentlemen:

On behalf of our client, Global Indemnity Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 3, 2018 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company is concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by courier both a clean copy of the Registration Statement and a copy marked to show all changes from Registration Statement filed on June 20, 2018.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on June 20, 2018) all page references herein correspond to the page of Amendment No. 1.

Securities and Exchange Commission

August 1, 2018

Registration Statement on Form S-3

General

1.	Please explain how you determined that Global Indemnity Group, Inc. is eligible to register this offering on Form S-3. If you are relying on Instruction I.C of Form S-3, please explain how you meet the requirements set forth in those instructions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Global Indemnity Group, Inc. (the “Registrant-Sub”) is eligible to register this offering on Form S-3 by relying upon Instruction I.C to Form S-3.

General Instruction I. of Form S-3 states that majority-owned subsidiaries must comply with General Instruction I.C. of Form S-3. General Instruction I.C. of Form S-3 sets forth five conditions, any one of which must be satisfied. The language of General Instruction I.C.4. of Form S-3, Global Indemnity Limited, can be broken up into three distinct requirements: (A) the parent of the registrant-subsidiary meets the Registrant Requirements, (B) the parent of the registrant-subsidiary meets the applicable Transaction Requirement, and (C) the securities of the registrant subsidiary being registered are full and unconditional guarantees, as defined in Rule 3-10 of Regulation S-X, of the payment obligations on the parent’s non-convertible securities, other than common equity, being registered.

(A) The Parent of the registrant-subsidiary meets the applicable Registrant Requirements.

The Company, as the parent of Registrant-Sub, meets the Registration Requirement of Form S-3 in accordance with the applicable numbered subsections corresponding to the General Instruction I.A.:

(2) Global Indemnity Limited has registered its A Ordinary Shares pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(3) Global Indemnity Limited (a) has been subject to the requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act for at least twelve calendar months immediately preceding the filing of the Registration Statement, and (b) has filed in a timely manner all reports (except as noted in General Instruction I.A. of Form S-3) required to be filed during the twelve calendar months and any portion of the month immediately preceding the filing of the Registration Statement. Furthermore, Global Indemnity Limited has not used Rule 12b-25(b) under the Exchange Act during the twelve calendar months and any portion of the month immediately preceding the filing of the Registration Statement;

Securities and Exchange Commission

August 1, 2018

(4) Neither Global Indemnity Limited nor any of its subsidiaries have since the end of the last fiscal year for which certified financial statements of Global Indemnity Limited and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases;

(5) Global Indemnity Limited, a Cayman Islands exempted company, is a foreign issuer which satisfies all of the enumerated registrant eligibility requirements except the provisions in I.A.l. relating to organization and principal business and files the same reports with the Commission under Section 13(a) or 15(d) of the Exchange Act as a domestic registrant pursuant to I.A.3.

(6) Global Indemnity Limited is deemed to be a successor registrant and therefore is deemed to have met conditions 2., 3., and 5., above since: (a) its predecessor, Global Indemnity, plc, and it, taken together, have met the conditions in 2., 3. and 5. above and because the succession was primarily for the purpose of changing the jurisdiction of incorporation from Ireland to the Cayman Islands and the assets and liabilities of the Global Indemnity Limited at the time of succession were substantially the same as those of Global Indemnity, plc; and (b) Global Indemnity plc met the conditions at the time of succession and Global Indemnity, Limited, as the registrant, has continued to do so since the succession.

(7) Global Indemnity Limited has filed with the Commission (1) all required electronic filings and (2) all Financial Data Schedules required to be submitted pursuant to Item 601(c) of Regulation S-K.

(B) The parent of the registrant-subsidiary meets the applicable Transaction Requirement.

The Company, as the parent of Registrant-Sub, meets the Transaction Requirement of Form S-3 in accordance with General Instruction B.1. of Form S-3, which sets forth three additional conditions, any one of which must be satisfied. Subsection A states that the registrant must meet the aggregate market value requirement of General Instruction I.B.1. of Form S-3, which states that the aggregate market value of the voting and non-voting common equity held by non-affiliates of Global Indemnity Limited must be $75 million or more. As of May 2, 2018, 10,075,346 shares of Global Indemnity Limited’s A Ordinary Shares were outstanding and 8,326,840 of those shares were held by non-affiliates. With a closing sales price on June 26, 2018 of $41.65 per share, the aggregate market value of the voting and non-voting common equity held by non-affiliates was approximately $347 million.

Securities and Exchange Commission

August 1, 2018

(C) The securities of the registrant-subsidiary being registered are full and unconditional guarantees, as defined in Rule 3-10 of Regulation S-X, of the payment obligations on the parent’s non-convertible securities, other than common equity, being registered.

The Company and the Registrant-Sub will only issue debt securities as co-obligors, with the debt securities being unsecured obligations of the Company and the Registrant-Subs, on a joint and several basis, as described on page [16] of Amendment No. 1. The Company believes that the legal remedy for an investor in such debt securities for non-payment is equivalent if the Company and the Registrant-Sub are co-obligors or if one party has provided a full and unconditional guarantee insofar as such investor may hold either entity liable for the non-payment. As such, the Company believes this structure is consistent with the intent of this requirement Instruction I.C.4. of Form S-3. Further, Note 1 to Rule 3-10(c) of Regulation S-X expressly provides that the exception set forth in Rule 3-10(c) of Regulation S-X is available for debt securities co-issued by the parent and its operating subsidiary.

Furthermore, as previously disclosed on Form 8-K, filed on May 1, 2018, on April 25, 2018, the Company and Registrant-Sub, entered into a Third Supplemental Indenture (the “Third Supplemental Indenture”) to the Indenture, dated as of August 12, 2015 (the “Base Indenture”), by and between the Company (as successor to Global Indemnity plc), and Wells Fargo Bank, National Association (the “7.75% Notes Trustee”), as trustee with respect to the 7.75% Subordinated Notes due 2045 of the Company (the “7.75% Notes”), as supplemented by a supplemental indenture, dated November 7, 2016 (the “First Supplemental Indenture”), between the Company, Global Indemnity plc and the 7.75% Notes Trustee, and as further supplemented with respect to the Notes by a Second Supplemental Indenture, dated as of March 23, 2017 (the “Second Supplemental Indenture” and, together with the Base Indenture and the First Supplemental Indenture, the “Indenture”), by and among the Company, the 7.75% Notes Trustee and U.S. Bank National Association, as trustee with respect to the 7.875% Subordinated Notes due 2047 of the Company (the “7.875% Notes”, and together with the 7.75% Notes, the “Notes”). Pursuant to the Third Supplemental Indenture, the Registrant-Sub agreed to become a subordinated co-obligor with respect to each series of Notes with the same obligations and duties as the Company under the Indenture (including the due and punctual performance and observance of all of the covenants and conditions to be performed by the Company, including, without limitation, the obligation to pay the principal of and interest on the Notes of any series when due whether at maturity, by acceleration, redemption or otherwise), and with the same rights, benefits and privileges of the Company thereunder.

Securities and Exchange Commission

August 1, 2018

Due to the Registrant-Sub’s entry into the Third Supplemental Indenture in the Company’s second quarter, the Company will include condensed consolidating financial information for the Registrant-Sub in a footnote to the Company’s financial statements starting with its Form 10-Q for the quarter ended June 30, 2018 in compliance with Rule 3-10(c) of Regulation S-X.

The Company respectfully advises the Staff that it has updated the disclosure in Amendment No. 1 so that the Registrant-Sub is only registering debt securities and not warrants, which will only be registered by the Company.

For the reasons stated above, the Company believes that Global Indemnity Group, Inc. is eligible to register this offering on Form S-3 pursuant to Instruction I.C of Form S-3.

Securities and Exchange Commission

August 1, 2018

Please direct any questions with respect to the Company’s responses to me at Megan J. Baier, at (212) 497-7736 or mbaier@wsgr.com or my colleague Katharine A. Martin at (650) 565-3522 or kmartin@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Megan J. Baier
Megan J. Baier

Enclosures

cc (w/ enclosures):	Thomas M. McGeehan
Stephen Ries, Esq
Global Indemnity Limited

Katharine A. Martin
Wilson Sonsini Goodrich & Rosati, P.C.